

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Mr. Pasquale V. Scaturro
Chief Executive Officer
Duma Energy Corp.
800 Gessner, Suite 200
Houston, Texas 77024

> **Re:** **Duma Energy Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 3, 2013**
> **File No. 0-53313**

Dear Mr. Scaturro:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

1. You disclose that "[c]urrently, [you] have 500,000,000 shares of authorized stock and [you] believe that amount is not sufficient for [y]our future needs." You further disclose that "you have no present plans to issue additional shares of stock in the proximate future that would exceed the current number of 500,000,000 authorized shares." To facilitate clarity, please provide additional disclosure as to why you believe it necessary to authorize an additional 500,000,000 shares to raise capital. Please also clarify whether you have any plans to issue such current and/or additional authorized shares and, if so, when and what the intended use of proceeds will be.

2. Please revise your information statement to provide in tabular format the following information:

- number of shares of authorized common stock prior to and after giving effect to the changes set forth in the information statement;
- the number of shares of common stock reserved for issuance prior to and after giving effect to the changes set forth in the information statement; and
- the number of shares of common stock authorized but not outstanding or reserved for issuance prior to and after giving effect to the changes set forth in the information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Joel Seidner